UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2016
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

For Immediate Release

INDUSTRY WELCOMES WORLD’S FIRST OCEAN-GOING VESSELS
CAPABLE OF RUNNING ON METHANOL

VANCOUVER, BRITISH COLUMBIA—(Marketwired – April 11, 2016) – Starting in April, Waterfront Shipping Company Ltd. (WFS), Mitsui O.S.K. Lines, Ltd. (MOL), Westfal-Larsen Management (WL), and Marinvest/Skagerack Invest (Marinvest) are proud to welcome innovative, clean-burning, fuel-efficient vessels to the sea. These seven 50,000 dead weight tonne vessels are built with the first-of-its kind MAN B&W ME-LGI 2-stroke dual fuel engines that can run on methanol, fuel oil, marine diesel oil, or gas oil.

This groundbreaking ship technology will significantly reduce emissions while giving ship owners a viable, efficient and convenient fuel alternative. With the growing demand for cleaner marine fuel to meet environmental regulations, methanol is a promising alternative fuel for ships that can meet the industry’s increasingly stringent emissions regulations. Methanol is a biodegradable, clean-burning marine fuel that reduces smog-causing emissions such as particulates, sulphur oxides and nitrogen oxides.

“Working with our partners to advance new, clean technology is an important and innovative step in the right direction. Investing in methanol-based marine fuel reinforces our commitment to invest in sustainable technology that not only provides environmental benefits but also an economically viable alternative marine fuel. The cost to build new and convert existing vessels to run on methanol is significantly less than alternate fuel conversions," stated Jone Hognestad, President, Waterfront Shipping.

Waterfront Shipping will charter the seven vessels to replace older vessels and expand its fleet. Two of the vessels are owned by WL, two vessels are jointly owned by Marinvest and WFS, and the remaining three vessels are owned by MOL. The ships were built by Hyundai Mipo Dockyard and Minaminippon Shipbuilding Co., Ltd. The first three vessels are being delivered in April, with the remaining four to be delivered by October 2016.

“MAN developed these 2-stroke engines in response to interest from the shipping world to operate on alternatives to heavy fuel oil and meet increasingly stringent emissions regulations. To hedge the risk of fuel price volatility, the vessels can switch between fuels, and operate cost-effectively,” states Ole Grøne Senior Vice President, Head of Marketing and Sales, MAN Diesel & Turbo.

The traditional ship naming ceremony for two of the dual vessel vessels, owned by WL with the second as a joint venture with WFS/Marinvest, will take place in Korea on April 18; officially taking delivery on April 20 & 28.

“This investment is very much aligned with our vision and leadership to supply safe and environmentally friendly transports. The ability to run on a sulphur-free fuel offers great potential and provides innovative solutions for the world’s energy needs,” states Patrik Mossberg, Chairman, Marinvest. “To be one of the shipping companies helping to lead this effort makes sense for our business. It’s great to be part of an innovative solution,” added Rolf Westfal-Larsen, President and CEO, Westfal-Larsen Management.

MOL will take delivery of its dual-fuel vessel in Japan on April 22. “We are excited and proud of the delivery of our first vessel, installed with the first dual-fuel engine in Japan. We are pleased that our technical expertise has been utilized for this commemorative occasion.  Having these vessels operating on methanol marine fuel provides shippers and port facilities with a practical and diversified fuel solution that meets today’s and tomorrow’s emission requirements”, states Yoshikazu Kawagoe, Managing Executive Officer (Technical), Mitsui O.S.K. Lines, Ltd.

About Waterfront Shipping
Waterfront Shipping, a wholly owned subsidiary of Methanex Corporation, is a global marine transportation company specializing in the safe, responsible and reliable transport of bulk chemicals and clean petroleum products to major international markets in North America, Asia Pacific, Europe and Latin America.  Waterfront Shipping operates the world’s largest methanol ocean tanker fleet with its fleet comprising vessels from 3,000 to 50,000 dwt. Its fleet of 22 modern, deep sea tankers forms a seamless transportation network dedicated to keeping an uninterrupted flow of methanol moving to storage terminals and customers’ plant sites around the world.  For more information, please visit www.wfs-cl.com/.

About Methanex Corporation
Methanex Corporation is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets in North America, Asia Pacific, Europe and South America.  Methanex’s global production hubs are strategically positioned to supply every major global market.  Methanex has an extensive global supply chain and distribution network of terminals and storage facilities throughout North America, Asia Pacific, Europe and South America. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH". For more information, please visit www.methanex.com.

About Mitsui O.S.K. Lines, Ltd.
Mitsui O.S.K. Lines, Ltd., founded in 1884, is one of the world’s leading shipping companies headquartered in Tokyo, Japan. The company operates more than 900 of various types of vessels, including tankers, dry bulkers such as iron ore carriers, coal carriers and woodchip carriers, liquefied natural gas (LNG) carriers, car carriers and containerships. MOL and its group companies also provide business other than international shipping; terminal and logistics services, cruise ships, ferries, coastal liners and others. For more information, please visit http://www.mol.co.jp/en/.

About Westfal-Larsen & Co A/S
Westfal-Larsen & Co AS is the Norwegian ship owning entity of the Westfal-Larsen Group.  The company dates its origin as ship owners to 1905, and is headquartered in Bergen, Norway. The group is involved in various business activities such as chemical tankers and specialized dry bulk shipping, property investments, trade and industry. The company is well established in the Commodity Chemicals tanker markets, and operates a fleet of modern vessels built between 2009 and 2012. All tankers are zinc-coated and fully IMO II. Westchart, a wholly owned subsidiary of WLCO, is responsible for the commercial management. Westfal-Larsen Management acts as technical manager for the chemical tanker fleet. For more information, please visit http://www.wlco.no.

About Marinvest/Skagerack Invest
Marinvest is a private shipping and investment Group, part owners and managers of product and chemical tankers. Holdings include investments in tankers of about 80,000 dwt, chemical tankers between 20,000 to 50,000 dwt, a developing coastal shipping company and real estate. For more information, please visit http://www.marinvest.se/.

About MAN Diesel & Turbo SE
MAN Diesel & Turbo SE, based in Augsburg, Germany, is the world’s leading provider of large-bore diesel engines and turbomachinery for marine and stationary applications. It designs two-stroke and four-stroke engines that are manufactured both by the company and by its licensees. The engines have power outputs ranging from 450 kW to 87 MW. MAN Diesel & Turbo also designs and manufactures gas turbines of up to 50 MW, steam turbines of up to 150 MW and compressors with volume flows of up to 1.5 million m³/h and pressures of up to 1,000 bar. For more information, please visit http://dieselturbo.man.eu/.

About the MAN B&W ME-LGI engine
MAN Diesel & Turbo has developed the ME-LGI dual-fuel engine for operation on methanol, heavy fuel oil (HFO), marine diesel oil (MDO), or marine gas oil (MGO). The engine is based on the company’s proven ME-series, with its approximately 5,000 engines in service, and works according to the Diesel principle as methanol is a low-flashpoint, liquid fuel. When operating on methanol, the ME-LGI uses HFO, MDO, or MGO as a pilot fuel, significantly reduces emissions of CO2, NOx and SOx, and eliminates methanol slip. Additionally, any operational switch between methanol and other fuels is seamless. Tests on the 2-stroke MAN B&W ME-LGI engine, when running on methanol, have recorded the same or a slightly better efficiency compared to conventional HFO-burning engines.

- end -

Waterfront Shipping Company / Methanex Corporation
Investor Inquiries
Sandra Daycock
Director, Investor Relations
604 661 2600 or Toll Free: 1 800 661 8851
Email: sdaycock@methanex.com

Media Inquiries
Baljit Lalli
Manager, Communications, Global Stakeholder Relations
604 661 2600 or Toll Free: 1 800 661 8851
Email: blalli@methanex.com

Mitsui O.S.K. Lines, Ltd.
Public Relations Office
TEL: 81 3 3587 7015
Email: pblmo@molgroup.com

Westfal-Larsen Management
Rolf Westfal-Larsen
President and CEO
+47 55 30 35 30
+47 90 14 29 39
Email: rwl@wlco.no

Marinvest/Skagerack Invest
Patrik Mossberg
Chairman
Office: +46 31 81 72 50
Direct: +46 31 81 72 57
Email: patrik@marinvest.se

MAN Diesel & Turbo SE
Peter Dan Petersen
Head Marketing & Documentation
Tel.: +45 33 85 14 70
Email: peterd.petersen@man.eu

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 11, 2016	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary